UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO.1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

(1) Kawasaki Seitetsu Kabushiki Kaisha; (2) Nippon Kokan Kabushiki Kaisha
(Names of Subject Companies)

(1) Kawasaki Steel Corporation; (2) NKK Corporation
(Translation of Subject Companies' Names into English (if applicable))

Japan
(Jurisdiction of Subject Companies' Incorporation or Organization)

(1) Kawasaki Steel Corporation; (2) NKK Corporation
(Names of Persons Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

(1) Kawasaki Steel Holdings (USA), Inc., 350 Park Avenue, 27th Floor, New York, NY 10022, U.S.A. (phone number: 212-310-9320)
(2) NKK U.S.A. Corporation, 450 Park Avenue, 25th Floor, New York, N.Y. 10022, U.S.A. (phone number: 212-826-6250)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Persons Authorized to Receive Notices and Communications on Behalf of Subject Companies)

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

The following documents are attached as exhibits to this Form:

Exhibit Number	Description
1	Press Release, dated December 21, 2002, Announcing the Establishment of Holding Company JFE Group*
2	Press Release, dated February 18, 2002, Regarding Details of New JFE Group
3	Press Release, dated May 9, 2002, Regarding the Execution of the Agreement for Consolidation of Kawasaki Steel and NKK

Item 2. ***Informational Legends***

The required legends are included on the last page of each of the press releases filed as Exhibits 1, 2 and 3.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Kawasaki Steel Corporation and NKK Corporation have previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on December 21, 2002.

* Previously furnished to the Commission as part of Form CB on December 21, 2002.

PART IV — SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Kawasaki Steel Corporation

By: ______________________
Name: Kohei Wakabayashi
Title: Member of the Board and Executive Officer
Kawasaki Steel Corporation
Date: May 10, 2002

NKK Corporation

By: ______________________
Name: Kunioki Kubo
Title: Senior Vice President
NKK CORPORATION
Date: May 10, 2002

PART IV — SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Kawasaki Steel Corporation

By: ______________________

Name: Kohei Wakabayashi
Title: Member of the Board and Executive Officer
Kawasaki Steel Corporation

Date: May 10, 2002

NKK Corporation

By: ______________________

Name: Kunioki Kubo
Title: Senior Vice President
NKK CORPORATION

Date: May 10, 2002

NKK

February 18, 2002

Kawasaki Steel Corporation
NKK Corporation

Kawasaki Steel and NKK Unveil Details of New JFE Group

TOKYO - Kawasaki Steel Corporation and NKK Corporation today unveiled basic details about the JFE Group. The two companies reached a final agreement in December 2001 to create the JFE Group.

1. Head Offices

JFE Holdings, Inc.:	1-1-2 Marunouchi, Chiyoda-ku, Tokyo (current NKK head office)
JFE Steel Corporation:	2-2-3 Uchisaiwaicho, Chiyoda-ku, Tokyo (current Kawasaki Steel Tokyo head office)
JFE Engineering Corporation:	1-1-2 Marunouchi, Chiyoda-ku, Tokyo (current NKK head office)

The locations of JFE Urban Development Corporation and JFE R&D Corporation will be determined separately.

2. Succeeding Companies

JFE Steel Corporation will succeed Kawasaki Steel.
JFE Engineering Corporation will succeed NKK.

3. Management Structure of JFE Holdings, Inc.

1) Board of Directors

Chairman, Co-CEO and Representative Director:
Kanji Emoto (currently: Chairman, Kawasaki Steel)

President, Co-CEO and Representative Director:
Yoichi Shimogaichi (currently: Chairman, NKK)

Executive Vice President and Representative Director:
Cho Otani (currently: Executive Vice President, NKK)

Executive Vice President and Representative Director:
Tetsuo Miyazaki (currently: Executive Vice President, Kawasaki Steel)

Director (absentee): Fumio Sudo (currently: President, Kawasaki Steel)[*1]
Director (absentee): Shigeharu Dote (currently: Executive Vice President, NKK)[*2]

[*1] To be appointed to president of JFE Steel Corporation.
[*2] To be appointed to president of JFE Engineering Corporation.

2) Corporate Officers

Senior Vice President, General Affairs and Personnel:
Yoshiyuki Nabasama (currently: Director, Kawasaki Steel)

Senior Vice President, Accounting:
Toshikuni Yamazaki (currently: Senior Vice President, NKK)

Senior Vice President, Corporate Planning
Osamu Saito (currently: Senior Vice President, NKK)

Vice President, Environmental Solutions Business
Mikito Wakamatsu (currently: Vice President, NKK)

Vice President, Finance
Eiji Hayashida (currently: General Manager, Kawasaki Steel)

Corporate auditors will be determined separately.

4. Preparation for Establishment of New Companies

Aiming to establish JFE Holdings in October this year and smoothly reorganize entire businesses into five operating companies in April 2003, preparatory operations, which are currently led by the Consolidation Preparation Committee, will be reorganized into the Consolidation Committee and the Foundation Preparation Committee.

1) Roles of Committees

The Consolidation Committee will discuss and approve matters related to the JFE Group as a whole. The Foundation Preparation Committee will discuss and approve matters related to respective companies.

2) Chairmen and Committee Members

<u>Consolidation Committee</u>

	Kawasaki Steel	NKK

Chairmen	Chairman	Kanji Emoto	Chairman	Yoichi Shimogaichi
Vice Chairmen	President	Fumio Sudo	President	Masayuki Hammyo
Members	Exec. V.P.	Osamu Sato	Exec. V.P.	Cho Otani
	Exec. V.P.	Hirotoshi Fujimori	Exec. V.P.	Shigeharu Dote
	Exec. V.P.	Tetsuo Miyazaki	Exec. V.P.	Hiroyuki Ito
	Exec. V.P.	Yuichi Moriyama	Exec. V.P.	Sumiyuki Kishimoto

Chairmen of Foundation Preparation Committee

	Kawasaki Steel		NKK	
JFE Holdings	Chairman	Kanji Emoto	Chairman	Yoichi Shimogaichi
JFE Steel	President	Fumio Sudo	President	Masayuki Hammyo
JFE Engineering	Exec. V.P.	Hirotoshi Fujimori	Exec. V.P.	Shigeharu Dote
JFE Urban Development	Director	Yoichi Kamon	V.P.	Noriaki Shigemi
JFE R&D	V.P.	Tetsuya Fujii	Senior V.P.	Toyofumi Kitada
Chemical company (name TBA)	V.P.	Koichiro Tsukano	Akio Kuribayashi (ADCHEMCO Corp. President)	

Notice to U.S. Investors
The business combination referred to in this release (the "Transaction") involves securities of foreign companies. The Transaction is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this release has been prepared in accordance with foreign accounting standards that may not be comparable to similar financial information of U.S. companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Kawasaki Steel and NKK are

located in a foreign country, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to an U.S. court's judgement.

For further information, please contact:

Public Relations Department, Kawasaki Steel Corporation
Tel: +81-3-3597-3161

Public Relations Department, NKK Corporation
Tel: +81-3-3217-2140

Back

For Immediate Press Release May 9, 2002

Conclusion of the Agreement for Consolidation of NKK and Kawasaki Steel

NKK Corporation ("NKK", President: Masayuki Hammyo) and Kawasaki Steel Corporation ("KSC", President: Fumio Sudo) have entered into the Agreement for Consolidation, and the two companies will submit the Agreement for approval at the respective annual shareholders' meetings scheduled for June 2002. Following are new basic items the two companies have agreed upon in the Agreement, in addition to those announced in December 2001 and February 2002:

I. Conditions of Stock-for-Stock Exchange

1. Scheduled date for establishing JFE Holdings, Inc.
   September 27, 2002

2. Exchange Ratios
   1,000 shares of NKK common stock for 75 shares of JFE Holdings common stock
   1,000 shares of KSC common stock for 100 shares of JFE Holdings common stock

   The estimated number of common shares of JFE Holdings, Inc. is 570 million.

3. Stock Exchange Listing
   The Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange

II. Capital and Auditors of JFE Holdings, Inc.

1. Capital
   The capital of JFE Holdings, Inc. will be 100 billion yen.

2. *Auditors*

The candidates for auditors of JFE Holdings, Inc. are :

Shinji Sakuwa	(currently Corporate Auditor of KSC)
Tatsuo Hayashi	(currently Senior Corporate Auditor of NKK)
Aritsugu Tashiro	(currently Corporate Auditor of NKK)
Toshikuni Nishinohara	(former Deputy President of Mizuho Holdings, Inc.)

III. Corporate Symbol

A sphere rotating eternally symbolizes JFE Group's stated mission. The endlessly rotating globe represents a group constantly pursuing new opportunities by actively seeking out new contacts and by deepening its communication with all customers. The blue color stands for trust and profoundness, and expresses the image of the corporation acting on a global stage and the infinite possibilities in association with sky and universe.

IV. Accelerated Realization of Synergy Effects

1. Synergy Effects in this fiscal year ending March 2003

JFE Group plans to achieve synergy effects totaling 80 billion yen by the end of fiscal year ending March 2006. In order to realize them in the steel business segment earlier than originally scheduled, the two companies have studied measures such as promoting OEM, and sharing competitive technology through technological exchange. The group expects to actualize synergy effects totaling 20 billion yen by the end of this fiscal year ending March 2003. Details are as follows:

Items	Annual synergy effects
Sharing competitive technology through technological exchange and expanding areas of exchange	6 billion yen
Reducing capital expenditure through eliminating redundancies of capex programs and optimized utilization of common facilities, and promotion of OEM	10 billion yen
Reducing procurement costs through volume discount and unified specifications	4 billion yen
Total	20 billion yen ※

※: 5 billion yen - 1st half of the year; 15 billion yen - 2nd half of the year

The efficiency of R&D operations will be enhanced by avoiding redundancies of projects and focusing more on the development of new products.

2. Blast Furnace Operations and Optimized Production

(1) Relining of Blast Furnaces

The No. 2 blast furnace at Keihin works and the No. 2 blast furnace at Mizushima Works were originally scheduled to be relined in the second half of fiscalyear ending March 2004. As, once established, JFE Steel will have sufficient iron-making capacity, it will reschedule relining programs to equalize the level of investment over the years. Details are as follows:

i) Relining of the No. 2 blast furnace at Keihin Works will be postponed by one year and be completed in the second half of fiscal year ending March 2005.

ii) The No. 2 blast furnace at Mizushima Works will be relined in the second half of fiscal year ending March 2004 as originally scheduled, but modernization of hot stoves will be postponed.

(2) Blast Furnace Operations

JFE Steel will have eleven blast furnaces and is contemplating closing two of them as detailed below:

i) As for Chiba Works, JFE Steel will close the No. 5 blast furnace by the end of fiscal year ending March 2004 and operate only the No. 6 blast furnace.

ii) At Mizushima Works, the No. 1 blast furnace has been used as a back-up while other blast furnaces are relined. As it becomes possible for JFE Steel to utilize iron from other works, the No. 1 blast furnace of Mizushima Works will remain idle even at the time its No. 2 blast furnace is relined.

3. Integrating Other Production Facilities

With regard to integrating production facilities other then blast furnaces, the two companies have been conducting the studies focused on consolidating production lines and effective utilization of production facilities, in consideration of geographical factors and uniqueness of the facilities. Details are as follows:

(1) Production of stainless steel slab (steel-making and casting)

The steel-making and casting operations of stainless steel at Fukuyama Works will be integrated into the existing operations at Chiba Works. The Stainless Steel Refining Furnace at Fukuyama Works will be used as a furnace for dephosphorization.

(2) Sheets: Batch Annealing Furnace and Continuous Annealing Line at Keihin Works
Studies are being conducted with a view to close the above facilities by the end of fiscal year ending March 2003.

(3) Others: Consolidation of Rolling Mills (Sheets, Shapes, and Pipes & Tubes)
Consolidation of the following facilities is being considered:

Production Line	No. of Lines in Operation	No. of Lines to be Closed
Electrolytic Galvanizing Lines	5	2
Continuous Galvanizing Lines	12	1
Electric Tinning Lines	3	1
Section Mills	7	1
Electric Resistance Welded Pipe Mills	8	1~2

The number of lines includes lines owned by the subsidiaries of the two companies.

This release includes forward-looking statements that reflect plans and expectations of NKK and KSC in relation to the share exchange schemes described above ad the benefits resulting from them. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including in particular the ability of JFE Group to realize synergies effectively and future trends in the level of demand in the Japanese and overseas steel markets, that may cause JFE Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements of financial position expected or implied by these forward-looking statements

<Notice to United States investors>
The business combination referred to in this release (the "Transaction") involves securities of foreign companies. The Transaction is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this release has been prepared in accordance with foreign accounting standards that may not be comparable to similar financial information of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since NKK and KSC are located in a foreign country, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

If you have any questions, please contact:

NKK Corporation
Yukio Harada (Mr.)
General Manager
Investor Relations Department
Phone No : 81-3-3217-2183
Fax No : 81-3-3214-8407
E-mail: yukio_harada@ntsgw.tokyo.nkk.co.jp

Shinji Okutsu (Mr.)
Manager, Public Relations
Corporate Secretariat Department
Phone No : 81-3-3217-2140
Fax No : 81-3-3214-8436
E-mail: shinji_okutsu@ntsgw.tokyo.nkk.co.jp

Kawasaki Steel Corporation
Tetsuo Oki (Mr.)
Manager, Investor Relations
Finance Department
Phone No : 81-3-3597-3280
Fax No : 81-3-3597-3266
E-mail: te-oki@kawasaki-steel.co.jp